Adam Godderz
General Counsel & Corp. Sect.
Euronet Worldwide, Inc.
agodderz@euronetworldwide.com
913-327-4104

September 17, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tonya Aldave

Re:	Euronet Worldwide, Inc. Registration Statement on Form S-4 Filed September 5, 2025, as amended September 17, 2025 File No. 333-290057

Ladies and Gentlemen:

Euronet Worldwide, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-290057), originally filed by the Company with the United States Securities and Exchange Commission on September 5, 2025 (the “Registration Statement”), to 2:00 p.m., Eastern time, on Friday, September 19, 2025, or as soon thereafter as practicable.

Please contact Patrick Respeliers of Stinson LLP, counsel to the Company, at (816) 691-2411 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

EURONET WOLDWIDE, INC.

/s/ Adam J. Godderz
Adam J. Godderz
General Counsel and Corporate Secretary